EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2022*	September 30, 2023	September 30, 2023
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	83,131	85,411	876.8
Accounts receivable, less allowance for doubtful accounts of RUB 4,169 and RUB 6,147, respectively	4	58,014	69,345	711.9
Sales financing receivable		5,738	8,778	90.1
Prepaid expenses		16,968	25,588	262.6
Inventory		28,220	22,745	233.5
Funds receivable		8,290	10,839	111.3
VAT reclaimable		22,602	24,930	255.9
Other current assets	4	16,971	19,070	195.7
Total current assets		239,934	266,706	2,737.8
Property and equipment	6	127,706	164,744	1,691.2
Operating lease right-of-use assets	7	28,646	35,265	362.0
Intangible assets	8	31,766	35,493	364.3
Content assets	10	16,844	21,969	225.5
Goodwill	8	143,778	142,840	1,466.3
Equity method investments		2,118	1,160	11.9
Investments in non-marketable equity securities		6,746	9,033	92.7
Deferred tax assets		3,904	7,470	76.7
Other non-current assets	4	15,277	27,387	281.2
Total non-current assets		376,785	445,361	4,571.8
TOTAL ASSETS		616,719	712,067	7,309.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	122,816	162,573	1,668.8
Debt, current portion	12	21,306	82,654	848.5
Income and non-income taxes payable	4	28,137	33,311	342.0
Deferred revenue		15,585	20,070	206.0
Total current liabilities		187,844	298,608	3,065.3
Debt, non-current portion	12	29,885	26,703	274.1
Deferred tax liabilities		5,473	8,501	87.3
Operating lease liabilities	7	17,609	24,576	252.3
Finance lease liabilities	7	21,185	26,184	268.8
Other accrued liabilities		16,545	25,507	261.8
Total non-current liabilities		90,697	111,471	1,144.3
Total liabilities		278,541	410,079	4,209.6
Commitments and contingencies	10,11
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674 and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674, and Class C: nil)		282	282	2.9
Treasury shares at cost (Class A: 558,663)		(1,393)	(1,393)	(14.3)
Additional paid-in capital		119,464	84,997	872.5
Accumulated other comprehensive income		24,258	18,199	186.9
Retained earnings		173,697	199,887	2,051.9
Total equity attributable to Yandex N.V.		316,308	301,972	3,099.9
Noncontrolling interests		21,870	16	0.1
Total shareholders’ equity		338,178	301,988	3,100.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		616,719	712,067	7,309.6

* Derived from audited consolidated financial statements

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended September 30,			Nine months ended September 30,
	Notes	2022	2023	2023	2022	2023	2023
		RUB	RUB	$	RUB	RUB	$
Revenues	4	133,163	204,769	2,102.0	356,921	550,539	5,651.5
Operating costs and expenses:
Cost of revenues(1)		55,654	88,205	905.5	155,386	244,864	2,513.6
Product development(1)		17,058	26,237	269.3	53,045	72,452	743.7
Sales, general and administrative(1)		42,186	67,003	687.8	118,733	177,676	1,823.9
Depreciation and amortization		7,468	11,240	115.4	22,648	28,863	296.3
Goodwill impairment	8	—	—	—	—	1,136	11.7
Total operating costs and expenses		122,366	192,685	1,978.0	349,812	524,991	5,389.2
Income from operations		10,797	12,084	124.0	7,109	25,548	262.3
Interest income		1,127	1,289	13.2	3,526	3,612	37.1
Interest expense		(779)	(3,781)	(38.8)	(2,508)	(6,927)	(71.1)
Gain on restructuring of convertible debt		—	—	—	9,305	—	—
Effect of the News and Zen deconsolidation		38,051	—	—	38,051	—	—
Loss from equity method investments		(890)	(1,416)	(14.5)	(1,341)	(1,657)	(17.0)
Other income/(loss), net	4	4,053	7,209	74.0	(514)	22,086	226.6
Net income before income taxes		52,359	15,385	157.9	53,628	42,662	437.9
Income tax expense	9	6,818	7,704	79.1	13,068	14,565	149.5
Net income		45,541	7,681	78.8	40,560	28,097	288.4
Net income attributable to noncontrolling interests		(2,373)	—	—	(6,049)	(1,905)	(19.5)
Net income attributable to Yandex N.V.		43,168	7,681	78.8	34,511	26,192	268.9
Net income per Class A and Class B share:
Basic	2	116.38	20.71	0.21	94.02	70.63	0.73
Diluted	2	116.23	20.63	0.21	69.62	70.40	0.72
Weighted average number of Class A and Class B shares used in per share computation
Basic	2	370,925,704	370,834,420	370,834,420	367,071,728	370,837,699	370,837,699
Diluted	2	371,390,423	372,293,060	372,293,060	375,794,547	372,028,664	372,028,664

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	169	172	1.8	449	513	5.3
Product development	3,771	3,370	34.6	11,237	9,839	101.0
Sales, general and administrative	2,523	2,350	24.1	7,537	6,839	70.2

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Net income	45,541	7,681	78.8	40,560	28,097	288.4
Foreign currency translation adjustment:
Foreign currency translation, net of tax of nil	(656)	(4,351)	(44.7)	6,197	(7,745)	(79.5)
Total other comprehensive income/(loss)	(656)	(4,351)	(44.7)	6,197	(7,745)	(79.5)
Total comprehensive income	44,885	3,330	34.1	46,757	20,352	208.9
Total comprehensive income attributable to noncontrolling interests	(2,442)	—	—	(5,860)	(1,865)	(19.1)
Total comprehensive income attributable to Yandex N.V.	42,443	3,330	34.1	40,897	18,487	189.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Nine months ended September 30,
	Notes	2022	2023	2023
		RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income		40,560	28,097	288.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6	17,279	20,995	215.5
Amortization of intangible assets	8	5,369	7,868	80.8
Amortization of content assets	10	6,677	6,347	65.2
Operating lease right-of-use assets reduction and the lease liability accretion	7	11,087	10,408	106.8
Amortization of debt discount and issuance costs		585	—	—
Share-based compensation expense (excluding cash settled awards of RUB 14,953 and RUB 10,718, respectively)		4,270	6,472	66.4
Deferred income tax expense/(benefit)		1,399	(52)	(0.5)
Foreign exchange gains	4	(11)	(22,378)	(229.7)
Loss from equity method investments		1,341	1,657	17.0
Effect of the News and Zen deconsolidation		(38,051)	—	—
Gain on restructuring of convertible debt		(9,305)	—	—
Impairment of long-lived assets		3,644	1,199	12.3
Provision for expected credit losses		1,769	3,488	35.8
Other		801	3,469	35.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(4,296)	(11,778)	(120.9)
Prepaid expenses		(5,129)	(6,007)	(61.7)
Inventory		(7,526)	2,453	25.2
Accounts payable, accrued and other liabilities and taxes payable	4	22,870	18,287	187.7
Deferred revenue		1,654	3,941	40.5
Other assets		568	1,776	18.2
VAT reclaimable		(1,983)	(1,459)	(15.0)
Funds receivable		1,658	(2,033)	(20.9)
Sales financing receivable		(1,785)	(4,068)	(41.8)
Content assets	10	(8,718)	(11,270)	(115.7)
Content liabilities		(1,440)	1,018	10.5
Net cash provided by operating activities		43,287	58,430	599.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(30,296)	(52,031)	(534.1)
Purchase of assets to be leased		—	(12,806)	(131.5)
Acquisitions of businesses, net of cash acquired		(820)	—	—
Net cash acquired as a result of the News and Zen deconsolidation and the acquisition of Delivery Club		1,795	—	—
Proceeds from sale of marketable equity securities		5,859	—	—
Investments in term deposits		(3,235)	(6)	(0.1)
Maturities of term deposits		25,769	160	1.7
Loans granted		(169)	(3,300)	(33.8)
Proceeds from repayments of loans		—	(1,621)	(16.6)
Bank deposits and loans to customers		480	1,641	16.8
Other investing activities		(371)	874	9.0
Net cash used in investing activities		(988)	(67,089)	(688.6)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Nine months ended September 30,
	Notes	2022	2023	2023
		RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	12	50,228	161,468	1,657.5
Repayment of debt	12	(49,364)	(103,581)	(1,063.3)
Repayments of overdraft borrowings		(2,940)	—	—
Purchase of non-redeemable noncontrolling interests	3	—	(57,337)	(588.6)
Payment of contingent consideration and holdback amount		(195)	(77)	(0.8)
Payment for finance leases		(1,154)	(2,327)	(23.9)
Bank deposits and liabilities		—	8,255	84.7
Other financing activities		(1,390)	(5,674)	(58.1)
Net cash provided by/(used in) financing activities		(4,815)	727	7.5
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(15,866)	10,163	104.3
Net change in cash and cash equivalents, and restricted cash and cash equivalents		21,618	2,231	22.9
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		79,398	84,440	866.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		101,016	86,671	889.7

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		79,274	83,131	853.4
Restricted cash and cash equivalents, beginning of period		124	1,309	13.4
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		79,398	84,440	866.8
Cash and cash equivalents, end of period		99,866	85,411	876.8
Restricted cash and cash equivalents, end of period		1,150	1,260	12.9
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		101,016	86,671	889.7

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		6,989	12,546	128.8
Cash paid for acquisitions		1,031	—	—
Convertible notes coupon paid		439	—	—
Interest paid for finance leases		936	1,913	19.6
Interest paid on loans		463	4,748	48.7
Operating cash flows from operating leases		9,889	10,764	110.5
Non-cash operating activities:
Increase of right-of-use assets due to new operating lease and lease modification		4,627	16,557	170.0
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		2,847	9,208	94.5
Non-cash financing activities:
Increase of right-of-use assets due to new finance lease and lease modification		5,199	8,758	89.9

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of June 30, 2022	1	—	358,940,490	281	(1,393)	116,634	23,304	125,293	17,237	281,356	338
Share-based compensation expense	—	—	—	—	—	718	—	—	—	718	—
Restructuring of convertible debt	—	—	—	—	—	(596)	—	—	—	(596)	—
Issue of new shares	—	—	2,216,412	1	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(725)	—	69	(656)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	297	—	297	(297)
Net income	—	—	—	—	—	—	—	43,168	2,373	45,541	—
Other	—	—	—	—	—	—	—	1	—	1	—
Balance as of September 30, 2022	1	—	361,156,902	282	(1,393)	116,755	22,579	168,759	19,679	326,661	41

	Three months ended September 30, 2023
	Priority Share		Ordinary Shares				Accumulated
	Issued and		Issued and		Treasury	Additional	Other		Non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of June 30, 2023	1	—	361,482,281	282	(1,393)	81,505	22,550	192,206	16	295,166
Share-based compensation expense	—	—	—	—	—	3,492	—	—	—	3,492
Foreign currency translation adjustment	—	—	—	—	—	—	(4,351)	—	—	(4,351)
Net income	—	—	—	—	—	—	—	7,681	—	7,681
Balance as of September 30, 2023	1	—	361,482,281	282	(1,393)	84,997	18,199	199,887	16	301,988
Balance as of September 30, 2023, $		—		2.9	(14.3)	872.5	186.9	2,051.9	0.1	3,100.0

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30, 2022
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2021	1	—	358,703,352	281	(2,728)	112,942	16,193	131,488	13,880	272,056	869
Effect of adoption of ASU 2020-06	—	—	—	—	—	(8,573)	—	2,511	—	(6,062)	—
Adjusted balance as of January 1, 2022	1	—	358,703,352	281	(2,728)	104,369	16,193	133,999	13,880	265,994	869
Share-based compensation expense	—	—	—	—	—	4,345	—	—	—	4,345	—
Issue of new shares	—	—	2,216,412	1	—	(1)	—	—	—	—	—
Exercise of share options	—	—	237,138	—	—	—	—	—	—	—	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(25)	—	—	—	(25)	—
Reissue of shares for options exercised	—	—	—	—	1,335	(1,335)	—	—	—	—	—
Restructuring of convertible debt	—	—	—	—	—	9,345	—	—	—	9,345	—
Repurchase of share options	—	—	—	—	—	(5)	—	(105)	—	(110)	(474)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	354	—	354	(354)
Foreign currency translation adjustment	—	—	—	—	—	—	6,386	—	(189)	6,197	—
Net income	—	—	—	—	—	—	—	34,511	6,049	40,560	—
Other	—	—	—	—	—	62	—	—	(61)	1	—
Balance as of September 30, 2022	1	—	361,156,902	282	(1,393)	116,755	22,579	168,759	19,679	326,661	41

	Nine months ended September 30, 2023
	Priority Share		Ordinary Shares				Accumulated
	Issued and		Issued and		Treasury	Additional	Other		Non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	interests	Total
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2022	1	—	361,482,281	282	(1,393)	119,464	24,258	173,697	21,870	338,178
Share-based compensation expense	—	—	—	—	—	6,472	—	—	—	6,472
Transaction with Uber	—	—	—	—	—	(35,459)	1,646	—	(23,524)	(57,337)
Foreign currency translation adjustment	—	—	—	—	—	—	(7,705)	—	(40)	(7,745)
Net income	—	—	—	—	—	—	—	26,192	1,905	28,097
Other	—	—	—	—	—	(5,480)	—	(2)	(195)	(5,677)
Balance as of September 30, 2023	1	—	361,482,281	282	(1,393)	84,997	18,199	199,887	16	301,988
Balance as of September 30, 2023, $		—		2.9	(14.3)	872.5	186.9	2,051.9	0.1	3,100.0

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Yandex” or the “Group”), is a technology company that builds intelligent products and services powered by machine learning and other technologies. Yandex is one of Europe's largest internet businesses and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2022.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary for a fair statement of its financial position as of
September 30, 2023, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The condensed consolidated balance sheet as of December 31, 2022, was derived from the consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022.

The results for the three and nine months ended September 30, 2023 are not necessarily indicative of the operating results expected for the year ending December 31, 2023 or any other future period. The potential risks and uncertainties that could cause actual results to differ from the operating results expected include, among others, geopolitical and macroeconomic developments affecting the Russian economy or the Group’s business, operations or governance; changes in the political, legal and/or regulatory environment; competitive pressures; changes in advertising patterns; changes in user preferences; technological developments; and the Group’s need to expend capital to accommodate the growth of the business in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2022.

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2022, except for an update of the accounting policy in relation to the net investment in the lease and liabilities under a reverse factoring program, as described below.

Investment in the finance lease consists of sales-type leases of cars and represents net unpaid rentals. The terms of the sales-type leases are from 2 to 5 years, with the possibility of early redemption and secured by the leased assets. The Group recognizes net investment in the lease and derecognizes the assets leased. Net investment in the lease is calculated as the aggregate of minimum lease payments net of reimbursable expenses, representing the amounts guaranteed by the lessee and any unguaranteed residual value (together - gross investment in the lease), discounted at the interest rate implicit in the lease. The interest rate implicit in the lease is the discount rate that, at the inception of the lease, causes the present value of the gross investment in the lease to be equal to the fair value of the leased assets. The difference between the gross investment in the lease and the net investment in the lease represents unearned finance income. Unearned finance income is recognized as finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease based on the implicit interest rate.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The Group established a reverse factoring program with certain banks whereby a bank acts as the Group’s paying agent and pays the Group’s suppliers and marketplace sellers on the date the payables are due. There are no assets pledged or other forms of guarantees provided as a security under the program. Liabilities under the reverse factoring programs are recorded:

-	in the accounts payable, accrued and other liabilities line in the unaudited condensed consolidated balance sheets (Note 4), if the program does not significantly extend payment terms beyond the normal terms agreed with other of the Group’s marketplace sellers that are not participating. The respective Group payments made under the program are reflected in cash flow from operating activities in the unaudited condensed consolidated statements of cash flows; and
-	in the debt line in the unaudited condensed consolidated balance sheets (Note 12), if the program significantly extends payment terms beyond the normal terms agreed with other of the Group’s suppliers and marketplace sellers that are not participating. The respective Group payments made under the program are reflected in cash flow from financing activities in the unaudited condensed consolidated statements of cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 97.4147 to $1.00, the exchange rate as of September 30, 2023 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. After the balance sheet date, the ruble has continued to experience a period of significant volatility.

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued ASU No. 2022-04, “Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs. The standard does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for periods beginning after December 15, 2023. The Group adopted the standard effective on January 1, 2023, without a significant impact on the unaudited condensed consolidated financial statements.

2.	NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the three and nine months ended September 30, 2022 and 2023 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and shares that will be delivered as part of the restructuring of the Company’s convertible notes in June 2022. Diluted net income per ordinary share is computed using the dilutive effect of share-based awards calculated using the “treasury stock” method and the dilutive effect of convertible debt restructuring under the if-converted method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the three months ended September 30, 2022 and 2023, was 10,247,290 and 5,296,002, respectively and for the nine months ended September 30, 2022 and 2023, was 8,025,207 and 5,528,992, respectively.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

In June 2022, the Group completed the repurchase of 93.2% in aggregate principal amount of the Group’s 0.75% convertible notes due to March 3, 2025 (the “Notes”) and accounted for the modification of all the Notes. The Group has to date repurchased more than 99% in aggregate principal amount of the Notes originally issued. Prior to the modification, the convertible debt is included in the calculation of diluted net income per share under the if-converted method.

The components of basic and diluted net income per share were as follows:

	Three Months ended September 30,
	2022		2023
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	39,013	4,155	6,942	71.3	739	7.5
Reallocation of net income as a result of conversion of Class B to Class A shares	4,155	—	739	7.5	—	—
Reallocation of net income to Class B shares	—	(6)	—	—	(3)	—
Net income, allocated for diluted	43,168	4,149	7,681	78.8	736	7.5
Weighted average ordinary shares used in per share computation— basic	335,227,030	35,698,674	335,135,746	335,135,746	35,698,674	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	35,698,674	—	—
Share-Based Awards	464,719	—	1,458,640	1,458,640	—	—
Weighted average ordinary shares used in per share computation—diluted	371,390,423	35,698,674	372,293,060	372,293,060	35,698,674	35,698,674
Net income per share attributable to ordinary shareholders:
Basic	116.38	116.38	20.71	0.21	20.71	0.21
Diluted	116.23	116.23	20.63	0.21	20.63	0.21

	Nine Months ended September 30,
	2022		2023
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	31,155	3,356	23,671	243.0	2,521	25.9
Reallocation of net income as a result of conversion of Class B to Class A shares	3,356	—	2,521	25.9	—	—
Reallocation of net income to Class B shares	—	(871)	—	—	(8)	(0.1)
Effect of convertible debt restructuring, net of tax	(8,348)	—	—	—	—	—
Dilution in Classifieds	(2)	—	—	—	—	—
Net income, allocated for diluted	26,161	2,485	26,192	268.9	2,513	25.8
Weighted average ordinary shares used in per share	331,373,054	35,698,674	335,139,025	335,139,025	35,698,674	35,698,674
computation — basic
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	35,698,674	—	—
Incremental shares under the if-converted method	3,603,960	—	—	—	—	—
Share-Based Awards	5,118,860	—	1,190,965	1,190,965	—	—
Weighted average ordinary shares used in	375,794,547	35,698,674	372,028,664	372,028,664	35,698,674	35,698,674
per share computation — diluted
Net income per share attributable to ordinary shareholders:
Basic	94.02	94.02	70.63	0.73	70.63	0.73
Diluted	69.62	69.62	70.40	0.72	70.40	0.72

3.	BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisition of Uber’s remaining interest in MLU B.V.

On April 21, 2023, the Company entered into an agreement (the “Agreement”) with Uber NL Holdings 1 B.V. (“Uber”), a subsidiary of Uber Technologies Inc., and on the same day acquired Uber’s entire remaining 29% interest in MLU B.V, a mobility joint venture, for consideration in cash of $702.5 (RUB 57,337 at the exchange rate as of the closing date). The Agreement superseded and was in lieu of the call option Uber granted to the Company under a Framework Agreement dated September 7, 2021. The call option was exercisable until September 7, 2023.

In order to account for the equity ownership changes contemplated by the transaction, the Group reduced the amount of the non-controlling interest and additional paid-in capital by RUB 23,524 and RUB 35,459, respectively, and increased the amount of the accumulated other comprehensive income by RUB 1,646. After the closing date, no earnings are allocated to the noncontrolling interest.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2022 and September 30, 2023 consisted of the following:

	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	$
Cash	48,682	44,320	455.0
Cash equivalents:
Bank deposits	34,346	41,076	421.7
Other cash equivalents	103	15	0.1
Total cash and cash equivalents	83,131	85,411	876.8

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three and nine months ended September 30, 2022 and 2023. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables and net investment in the lease

Movements in the allowance for current expected credit losses on trade receivables for the three and nine months ended September 30, 2022 and 2023 were as follows:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of period	3,319	5,279	54.2	2,716	4,169	42.8
Current period allowance for expected credit losses	308	957	9.8	1,327	2,085	21.4
Write-off	(98)	(262)	(2.7)	(347)	(441)	(4.5)
Foreign currency translation adjustment	27	173	1.8	(140)	334	3.4
Balance at the end of period	3,556	6,147	63.1	3,556	6,147	63.1

As of September 30, 2023, the Group has no net investment in the lease with past due status and, the period since origination of the leases is less than one year. The entire amount of net investment in the lease is subject to credit risk estimated on a portfolio basis of contracts with similar risk exposure. No significant expected credit loss was recognized as of September 30, 2023.

Other Current Assets

Other current assets as of December 31, 2022 and September 30, 2023 consisted of the following:

	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	$
Other receivables	7,588	4,614	47.4
Loans granted	2,322	3,953	40.6
Net investment in the lease	455	3,500	35.9
Prepaid income tax	3,328	3,173	32.6
Contract assets	1,456	1,750	18.0
Investments in debt securities	305	511	5.2
Restricted cash	643	510	5.2
Prepaid other taxes	114	192	2.0
Interest receivable	77	85	0.9
Term deposits	154	—	—
Other	529	782	7.9
Total other current assets	16,971	19,070	195.7

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Other Non-current Assets

Other non-current assets as of December 31, 2022 and September 30, 2023 consisted of the following:

	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	$
Net investment in the lease	979	9,692	99.5
Loans granted	6,523	8,347	85.7
Long-term prepaid expenses	3,998	3,917	40.3
Bank deposits and loans to customers	133	1,470	15.1
Contract assets	1,292	1,317	13.5
Indemnification assets	1,031	1,090	11.2
Restricted cash	666	750	7.7
VAT reclaimable	603	437	4.5
Other receivables	52	367	3.7
Total other non-current assets	15,277	27,387	281.2

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2022 and September 30, 2023 comprised the following:

	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	$
Trade accounts payable and accrued liabilities	72,635	88,320	906.7
Salary and other compensation expenses payable/accrued to employees	11,424	26,420	271.2
Liabilities under the reverse factoring program	20,702	19,218	197.3
Operating lease liabilities, current (Note 7)	10,963	10,617	109.0
Bank deposits and liabilities	578	8,819	90.5
Content liabilities	3,353	5,052	51.9
Finance lease liability, current (Note 7)	2,788	3,791	38.9
Accounts payable for acquisition of businesses	373	336	3.3
Total accounts payable, accrued and other liabilities	122,816	162,573	1,668.8

Other Income/(loss), net

Other income/(loss), net includes foreign exchange gains in the amount of RUB 4,242 and RUB 7,499 ($77.0) for the three months ended September 30, 2022 and 2023, respectively; and gains in the amount of RUB 11 and RUB 22,378 ($229.7) for the nine months ended September 30, 2022 and 2023, respectively.

Income and non-income taxes payable

Income and non-income taxes payable in the unaudited condensed consolidated balance sheets include income taxes payable in the amount of RUB 2,511 and RUB 4,569 ($46.9) as of December 31, 2022 and September 30, 2023, respectively.

Revenues

Revenues in the unaudited condensed consolidated statements of operations includes revenues related to sales of goods in the amount of RUB 20,178 and RUB 30,703 ($315.2) for the three months ended September 30, 2022 and 2023, respectively; and in the amount of RUB 57,979 and RUB 93,578 ($960.6) for the nine months ended September 30, 2022 and 2023, respectively.

5.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2022, and September 30, 2023, including those measured at fair value on a recurring basis and excluding those which fair value approximates carrying value, consisted of the following:

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	As of December 31, 2022				As of September 30, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans granted (Note 4)	—	9,067	—	9,067	—	12,205	—	12,205	125.3
	—	9,067	—	9,067	—	12,205	—	12,205	125.3
Liabilities:
Loans (Note 12)	—	—	46,134	46,134	—	—	88,841	88,841	912.0
	—	—	46,134	46,134	—	—	88,841	88,841	912.0

The carrying amount and the fair value of loans received and loans granted as of December 31, 2022, and September 30, 2023 were as follows:

	As of December 31, 2022		As of September 30, 2023
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans granted (Note 4)	8,845	9,067	12,300	126.3	12,205	125.3
	8,845	9,067	12,300	126.3	12,205	125.3
Liabilities:
Loans (Note 12)	50,669	46,134	90,735	931.4	88,841	912.0
	50,669	46,134	90,735	931.4	88,841	912.0

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the nine months ended September 30, 2022, and 2023.

6.	PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2022 and September 30, 2023 consisted of the following:

	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	$
Servers and network equipment	98,446	131,182	1,346.6
Finance lease right-of-use assets	26,674	34,333	352.4
Land, land rights and buildings	19,096	20,640	211.9
Infrastructure systems	19,120	24,450	251.0
Office furniture and equipment	11,923	14,693	150.8
Other equipment	10,063	15,508	159.2
Leasehold improvements	4,507	5,451	56.0
Assets not yet in use	42,170	50,269	516.1
Total	231,999	296,526	3,044.0
Less: accumulated depreciation	(104,293)	(131,782)	(1,352.8)
Total property and equipment	127,706	164,744	1,691.2

Assets not yet in use primarily represent building construction, server and network equipment, infrastructure systems, other equipment and assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 364 and RUB 1,002 ($10.3) as of December 31, 2022 and September 30, 2023, respectively.

Depreciation expenses related to property and equipment amounted to RUB 5,634 and RUB 8,074 ($82.9) for the three months ended September 30, 2022 and 2023, respectively, and RUB 17,279 and RUB 20,995 ($215.5) for the nine months ended September 30, 2022 and 2023, respectively.

7.	LEASES

Group as Lessee

The Group has operating leases for corporate offices, warehouses, sorting centers, cars and parking spots. The Group’s leases have remaining lease terms of 1 to 8 years, some of which include options to terminate the leases within

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1 year.

The Group has finance leases for warehouses and cars. The Group’s leases have remaining lease terms of 1 to 18 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Total variable lease cost	328	11	0.1	1,010	111	1.1
Finance lease cost:
Amortization of right-of-use assets	465	957	9.8	1,328	2,376	24.4
Interest on lease liabilities	393	699	7.2	1,061	1,930	19.8
Total finance lease cost	858	1,656	17.0	2,389	4,306	44.2

Variable lease costs are mainly related to car leases for carsharing business and represent mileage-based payments.

Supplemental balance sheet information related to leases:

	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	28,646	35,265	362.0
Operating lease liabilities, current (Note 4)	10,963	10,617	109.0
Operating lease liabilities, non-current	17,609	24,576	252.3
Total operating lease liabilities	28,572	35,193	361.3

Finance lease liability, current (Note 4)	2,788	3,791	38.9
Finance lease liability, non-current	21,185	26,184	268.8
Total finance lease liabilities	23,973	29,975	307.7

Maturities of lease liabilities as of September 30, 2023 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2023	2,996	30.8	1,564	16.1
2024	13,302	136.6	6,469	66.4
2025	10,292	105.7	8,600	88.3
2026	7,217	74.1	8,217	84.4
2027	3,644	37.4	5,515	56.6
Thereafter	4,508	46.3	10,773	110.5
Total lease payments	41,959	430.9	41,138	422.3
Less imputed interest	(6,766)	(69.6)	(11,163)	(114.6)
Total	35,193	361.3	29,975	307.7

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023
Operating leases	3.6	3.9	7.4%	9.2%
Finance leases	6.8	5.8	8.6%	9.4%

Sublease income is mainly represented by operating lease revenue.

As of September 30, 2023, the Group had additional operating and finance leases that have not yet commenced of RUB 2,793 ($28.7) and RUB 2,105 ($21.6), respectively. These operating and finance leases will commence in the remaining of 2023 and August 2024, respectively, with lease terms of 5 to 10 years.

Group as Lessor

The Group leases cars through the Yandex Drive free-floating car-sharing service and other related services. These leases meet the criteria of ASC 842 Leases for classification as operating leases. The Group recognized operating lease revenue of RUB 2,873 and RUB 3,043 ($31.2) for the three months ended September 30, 2022 and 2023, respectively, and RUB 8,253 and 7,586 RUB ($77.9) for the nine months ended September 30, 2022 and 2023, respectively, presented within the revenues line in the unaudited condensed consolidated statements of operations.

Investment in the finance lease consists of sales-type leases of cars and represents net unpaid rentals. The terms of the sales type leases are from 2 to 5 years, with the possibility of early redemption and secured by the leased assets.

The future minimum rental payments receivable for net investment in the lease were as follows:

	September 30, 2023
	RUB	$
Remainder of 2023	1,330	13.7
2024	5,264	54.0
2025	5,154	52.9
2026	3,542	36.4
2027	1,539	15.8
Thereafter	163	1.7
Total undiscounted rental payments	16,992	174.5
Less: Unearned interest	(3,800)	(39.1)
Net investment in the lease	13,192	135.4

8.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill were as follows:

	Search and Portal	E-commerce, Mobility and Delivery	Plus and Entertainment	Classifieds	Other Business Units and Initiatives	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$

Balance as of December 31, 2021
Gross amount of goodwill	2,719	107,810	2,140	6,382	151	119,202
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	107,048	1,564	6,382	151	117,864

Acquisitions	—	1,101	—	—	—	1,101
Foreign currency translation adjustment	—	(444)	—	—	—	(444)

Balance as of June 30, 2022
Gross amount of goodwill	2,719	108,467	2,140	6,382	151	119,859
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	107,705	1,564	6,382	151	118,521

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Acquisitions	—	24,574	—	—	—	24,574
Foreign currency translation adjustment	—	30	—	—	—	30

Balance as of September 30, 2022
Gross amount of goodwill	2,719	133,071	2,140	6,382	151	144,463
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	132,309	1,564	6,382	151	143,125

Acquisitions	—	464	—	—	—	464
Foreign currency translation adjustment	—	189	—	—	—	189

Balance as of December 31, 2022
Gross amount of goodwill	2,719	133,724	2,140	6,382	151	145,116
Accumulated impairment loss	—	(762)	(576)	—	—	(1,338)
	2,719	132,962	1,564	6,382	151	143,778

Foreign currency translation adjustment	—	142	—	—	—	142
Impairment loss	—	(1,136)	—	—	—	(1,136)

Balance as of June 30, 2023
Gross amount of goodwill	2,719	133,866	2,140	6,382	151	145,258	1,491.1
Accumulated impairment loss	—	(1,898)	(576)	—	—	(2,474)	(25.4)
	2,719	131,968	1,564	6,382	151	142,784	1,465.7

Measurement period adjustment	—	56	—	—	—	56

Balance as of September 30, 2023
Gross amount of goodwill	2,719	133,922	2,140	6,382	151	145,314	1,491.7
Accumulated impairment loss	—	(1,898)	(576)	—	—	(2,474)	(25.4)
	2,719	132,024	1,564	6,382	151	142,840	1,466.3

Intangible assets, net of amortization, as of December 31, 2022 and September 30, 2023 consisted of the following:

	As of December 31, 2022			As of September 30, 2023
	Gross	Less:	Net	Gross	Less:	Net	Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying
	amount	amortization	value	amount	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	13,430	(2,840)	10,590	11,308	(2,277)	9,031	92.7
Customer relationships	13,226	(3,834)	9,392	13,234	(4,915)	8,319	85.4
Content and software	8,387	(3,444)	4,943	8,148	(4,400)	3,748	38.5
Supplier relationships	215	(83)	132	215	(119)	96	1.0
Total acquisition-related intangible assets:	35,258	(10,201)	25,057	32,905	(11,711)	21,194	217.6
Other intangible assets:
Technologies and licenses	10,765	(5,799)	4,966	22,482	(9,143)	13,339	136.9
Assets not yet in use	1,743	—	1,743	960	—	960	9.8
Total other intangible assets:	12,508	(5,799)	6,709	23,442	(9,143)	14,299	146.7
Total intangible assets	47,766	(16,000)	31,766	56,347	(20,854)	35,493	364.3

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The following table represents the amortization expense of intangible assets for the three and nine months ended September 30, 2022 and 2023:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Acquisition-related intangible assets	888	1,013	10.4	2,595	3,848	39.5
Other intangible assets	950	2,154	22.1	2,774	4,020	41.3
Total amortization expense of intangible assets	1,838	3,167	32.5	5,369	7,868	80.8

Expected amortization expense of intangible assets held as of September 30, 2023 was as follows:

	Acquired	Purchased
	intangible	technologies	Total
	assets	and licenses
	RUB	RUB	RUB	$
Remainder of 2023	875	1,668	2,543	26.1
2024	3,952	4,823	8,775	90.1
2025	3,497	3,343	6,840	70.2
2026	2,785	2,842	5,627	57.8
2027	2,019	630	2,649	27.2
Thereafter	8,066	33	8,099	83.1
Total	21,194	13,339	34,533	354.5

9.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws.

Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the nine months ended September 30, 2022 and 2023.

The Group’s tax provision for income taxes for interim periods is determined based on the tax rate effective during that period. The amount of expected income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense for the three and nine months ended September 30, 2022 and 2023 was as follows:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Expected expense at Dutch statutory income tax rate of 25.8%	13,509	3,969	40.7	13,836	11,007	113.0
Effect of:
Non-taxable effect of the News and Zen deconsolidation	(9,817)	—	—	(9,817)	—	—
Non-deductible share-based compensation	1,667	1,520	15.6	4,959	4,435	45.5
Accrual of unrecognized tax benefit	861	774	7.9	931	1,865	19.1
Other expenses/(income) not deductible/(taxable) for tax purposes	2,272	1,642	16.9	2,895	4,484	46.0
Change in valuation allowances	(1,350)	4,343	44.6	540	7,855	80.6
Tax on inter-company dividends	483	924	9.5	1,506	2,564	26.3
Difference in foreign tax rates	(1,813)	(8,662)	(88.9)	(3,513)	(20,864)	(214.2)
Other	1,006	3,194	32.8	1,731	3,219	33.2
Income tax expense	6,818	7,704	79.1	13,068	14,565	149.5

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

Movements in the valuation allowance for the three and nine months ended September 30, 2022 and 2023 were as follows:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of the period	(13,392)	(20,307)	(208.5)	(12,482)	(14,778)	(151.7)
Charged to expenses	1,350	(4,343)	(44.6)	(540)	(7,855)	(80.6)
Foreign currency translation adjustment	(468)	(873)	(9.0)	1,462	(2,305)	(23.7)
Effect of adoption of ASU 2020-06	—	—	—	(1,330)	—	—
Other	(905)	450	4.6	(525)	(135)	(1.4)
Balance at the end of the period	(13,415)	(25,073)	(257.5)	(13,415)	(25,073)	(257.4)

As of December 31, 2022 and September 30, 2023, the Group included accrued interest and penalties related to unrecognized tax benefits totalling RUB 807 and RUB 1,796 ($18.4), respectively as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets.

As of December 31, 2022 and September 30, 2023, RUB 5,463 and RUB 6,501 ($66.7), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Group does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

10.	CONTENT ASSETS

Content assets as of December 31, 2022 and September 30, 2023 consisted of the following:

	December 31, 2022	September 30, 2023	September 30, 2023
	RUB	RUB	$
Licensed content, net
Licensed content, net	7,503	8,783	90.2
Advances for licensed content	1,723	2,770	28.4
Produced content, net
Released, less amortization	2,427	3,666	37.6
Completed and not released	757	295	3.0
In production and in development	4,434	6,455	66.3
Сontent assets	16,844	21,969	225.5

The following table represents the amortization of content assets:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Licensed content	1,774	1,453	14.9	6,028	4,773	49.0
Produced content	277	354	3.6	649	1,574	16.2
Total amortization of content assets	2,051	1,807	18.5	6,677	6,347	65.2

During the nine months ended September 30, 2023 the Group has entered into purchase commitments for streaming content with future payments, excluding value added tax, amounting to RUB 495 ($5.1) in 2023, RUB 1,997 ($20.5) in 2024, RUB 181 ($1.9) in 2025.

11.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

As of December 31, 2022 and September 30, 2023, the Group recorded long-term liabilities of RUB 401 and RUB 1,501 ($15.4) respectively, in other accrued liabilities line, and short-term liabilities of RUB 325 and RUB 735 ($7.5) respectively, in accounts payable, accrued and other liabilities line of the unaudited condensed consolidated balance sheets for all pending legal matters that were probable and reasonably estimable.

As of December 31, 2022 and September 30, 2023, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 813 and RUB 356 ($3.7), respectively. The Group has not recognized a liability in respect of those claims because management does not believe that the Group will incur a probable material loss by reason of any of those matters.

Current Environment and Economic Situation

The Group has principal operations in Russia, and smaller, early-stage businesses that operate internationally. Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for the Group’s business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, some of the laws or regulations that are recently adopted or may be adopted in the future, may adversely affect the Group’s non-Russian shareholders and the value of the shares they hold in the Group. For additional details on the Group’s risk exposure, see the Annual Report on Form 20-F for the year ended December 31, 2022.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Group. As of September 30, 2023, except for the unrecognized tax benefits described in Note 9, the Group accrued RUB 13,600 ($139.6) (RUB 10,913 as of December 31, 2022) for contingencies related to non-income taxes and fees, including penalties and interest of RUB 4,009 ($41.2) and RUB 2,439 as of September 30, 2023 and December 31, 2022, respectively, as a component of other accrued liabilities in the unaudited condensed consolidated balance sheets. Additionally, the Group has identified possible contingencies related to non-income taxes and fees, which were not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of September 30, 2023, the Group estimated such contingencies related to non-income taxes and fees, including penalties and interest, to be up to approximately RUB 49,937 ($512.6) (RUB 25,232 as of December 31, 2022).

12.	DEBT

Debt as of December 31, 2022 and September 30, 2023 consisted of the following:

	December 31, 2022	As of September 30, 2023	As of September 30, 2023
	RUB	RUB	$

Loans	50,669	90,735	931.4
Convertible debt	522	668	6.9
Liabilities under the reverse factoring program	—	17,954	184.3
Total debt	51,191	109,357	1,122.6
Less: current portion	(21,306)	(82,654)	(848.5)
Total debt, non-current portion	29,885	26,703	274.1

Loans

In 2022, the Group funded the cash component of the repurchase of the Company’s convertible notes primarily by means of a RUB-denominated commercial loan in the amount of RUB 49,885 maturing in June 2025. In June 2023, the Group partially repaid the loan in the amount of RUB 20,000.

In 2023, the Group also signed several loan agreements maturing in 2023-2028.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.	SHARE-BASED COMPENSATION

The Company has granted Share-Based Awards to employees of the Group pursuant to its 2016 Equity Incentive Plan (the “2016 Plan”).

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Restricted Share Units (“RSUs”)	4,724	4,963	50.9	13,991	14,242	146.2
Synthetic Options and Business Unit Equity Awards	1,884	663	6.8	4,299	2,240	23.0
RSUs in respect of the Self-Driving Group	73	120	1.2	281	315	3.2
Share options	59	94	1.0	333	248	2.5
Performance Share Units (“PSUs”)	(277)	14	0.1	319	37	0.4
Other	—	38	0.5	—	109	1.2
Total share‑based compensation expenses	6,463	5,892	60.5	19,223	17,191	176.5

Yandex N.V. Equity Incentive Plan

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2022	723,923	$21.94	5,725,549	$54.47	171,979	$97.51
Vested	(97,500)	27.05	(49,540)	40.31	—	—
Forfeited	—	—	(196,107)	56.16	—	—
Cancelled	—	—	(2,759,950)	51.40	—	—
Non-vested as of September 30, 2023	626,423	$21.15	2,719,952	$57.72	171,979	$97.51

In January 2023, the Company modified the terms of Yandex N.V. RSU awards and extended the program into 2023 to provide an opportunity for all holders of RSUs to exchange the portion of outstanding awards that would otherwise have vested in 2023 for cash bonuses. Equity awards in respect of an aggregate of approximately 2.7 million RSUs were exchanged. The replacement cash payments were payable in accordance with the original 2023 vesting schedules in respect of the exchanged RSUs. The exchange was accounted for as a modification of equity awards, resulting in additional share-based compensation expense of RUB 6,484 excluding tax effect, of which RUB 5,573 ($57.2) is recognized in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2023. The accrued liability associated with the replacement cash payment in the amount of RUB 1,942 ($19.9) is included in accounts payable, accrued and other liabilities in the unaudited condensed consolidated balance sheet as of September 30, 2023.

As of September 30, 2023, there was RUB 16,522 ($169.6) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 2.07 years.

Synthetic Options and Business Unit Equity Awards

The Company granted share-based awards to the employees of several business units, comprised of a synthetic option awards in respect of the relevant business unit (“Synthetic Options” and “Business Unit Equity Awards”) and a linked RSU award. Synthetic Options and Business Unit Equity Awards entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. Generally, 25% of the Synthetic Options and Business Unit Equity Awards vest after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following three years.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

The following table summarizes information about non-vested share awards:

	Synthetic Options and Business Unit Equity Awards
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2022	1,991,383	RUB	3,405.1
Granted	1,923,112		1,167.5
Vested	(471,777)		2,817.9
Forfeited	(136,762)		5,649.2
Cancelled	(157,827)		4,902.7
Non-vested as of September 30, 2023	3,148,129	RUB	1,953.7

As of September 30, 2023, there was RUB 5,827 ($59.8) of unamortized share-based compensation expense related to unvested Synthetic Options and Business Unit Equity Awards which is expected to be recognized over a weighted average period of 2.90 years.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a subsidiary of the Group (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis. Generally, SDG RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

The following table summarizes information about non-vested share awards:

SDG RSUs
Quantity
Non-vested as of December 31, 2022	619,623
Vested	(262,942)
Non-vested as of September 30, 2023	356,681

As of September 30, 2023, the unamortized share-based compensation expense related to SDG B.V. RSUs is expected to be recognized over a weighted average period of 1.56 years.

14.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) is the management committee. The Group determined its operating segments based on how the CODM manages the business, allocate resources, makes operating decisions and evaluates operating performance. The Group determined the following operating and reportable segments: Search and Portal, E-commerce, Mobility and Delivery, Plus and Entertainment Services and Classifieds. The results of the Group’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen (until it was divested from the Group on September 12, 2022), Yandex Cloud, Yandex Education, Devices and Alice, FinTech and number of other experiments, that do not meet quantitative or qualitative thresholds for disclosure, as well as unallocated corporate expenses, are combined into a final category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

In 2023, the Group introduced the following changes to its segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2022, in order to better reflect the operational structure of the businesses:

●	the Group renamed the Devices business within Other Business Units and Initiatives segment to Devices and Alice;
●	the Group transferred the following services from the Search and Portal segment to the Other Business Units

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

and Initiatives segment: Yandex 360 to Yandex Cloud, Alice voice assistance to Devices and Alice, and Yandex Pay and Yandex ID to FinTech; and
●	the Group transferred RouteQ from the Other Business Units and Initiatives segment to Delivery services within the E-Commerce, Mobility and Delivery segment.

These changes have been applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	the Search and Portal segment includes Search, Geo, Weather and a number of other services offered in Russia, Belarus and Kazakhstan;
●	the E-commerce, Mobility and Delivery segment includes transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, the car-sharing business, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, a multi-category e-commerce marketplace, Yandex Lavka Russia, a hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Market Delivery (the service was earlier known as Delivery Club); and (iii) other O2O businesses, including Yandex Delivery, a last- and middle-mile logistics solution for individuals, enterprises and SMB (small and medium businesses); Yandex Eats and Market Delivery, a ready-to-eat delivery services from restaurants; Lavka Israel, a hyperlocal convenience store delivery service; and Yandex Fuel, a contactless payment service at gas stations, and several smaller experiments;
●	the Plus and Entertainment Services segment includes subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha, Bookmate and our production center Yandex Studio; and
●	the Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets and capital expenditures are not reviewed by the CODM.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Search and Portal:
Revenues	61,151	90,442	928.4	156,163	236,403	2,426.8
Adjusted EBITDA	34,635	47,021	482.7	83,637	122,745	1,260.0
E-commerce, Mobility and Delivery:
Revenues	63,448	107,240	1,100.9	175,372	290,665	2,983.8
Adjusted EBITDA	(2,668)	(4,483)	(46.0)	(9,102)	(21,402)	(219.7)
Plus and Entertainment:
Revenues	7,817	17,402	178.6	19,798	46,261	474.9
Adjusted EBITDA	(1,498)	1,040	10.7	(7,264)	2,614	26.8
Classifieds:
Revenues	3,371	7,125	73.1	8,350	17,136	175.9
Adjusted EBITDA	237	235	2.4	903	72	0.7
Other Business Units and Initiatives:
Revenues	11,203	18,805	193.0	29,877	47,882	491.5
Adjusted EBITDA	(10,786)	(17,684)	(181.5)	(21,437)	(41,042)	(421.3)
Total segment revenues:	146,990	241,014	2,474.0	389,560	638,347	6,552.9
Total segment adjusted EBITDA:	19,920	26,129	268.3	46,737	62,987	646.5
Eliminations:
Revenues	(13,827)	(36,245)	(372.0)	(32,639)	(87,808)	(901.4)
Adjusted EBITDA	83	399	4.0	231	1,081	11.2
Total:
Revenues from external customers	133,163	204,769	2,102.0	356,921	550,539	5,651.5
Adjusted EBITDA	20,003	26,528	272.3	46,968	64,068	657.7

The reconciliation between adjusted EBITDA and net income before income taxes for the three and nine months ended September 30, 2022 and 2023 is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$
Adjusted EBITDA	20,003	26,528	272.3	46,968	64,068	657.7
Less: depreciation and amortization	(7,468)	(11,240)	(115.4)	(22,648)	(28,863)	(296.3)
Less: certain share‑based compensation expense	(1,738)	(3,111)	(31.9)	(14,498)	(8,154)	(83.7)
Less: one-off restructuring and other expenses	—	(93)	(1.0)	—	(304)	(3.1)
Less: reversal of compensation expense related to contingent consideration	—	—	—	27	—	—
Add: gain on restructuring of convertible debt	—	—		9,305	—
Add: effect of the News and Zen deconsolidation	38,051	—	—	38,051	—	—
Add: interest income	1,127	1,289	13.2	3,526	3,612	37.1
Less: interest expense	(779)	(3,781)	(38.8)	(2,508)	(6,927)	(71.1)
Less: loss from equity method investments	(890)	(1,416)	(14.5)	(1,341)	(1,657)	(17.0)
Add: other income/(loss), net	4,053	7,209	74.0	(514)	22,086	226.6
Less: impairment of goodwill and other intangible assets	—	—	—	(2,740)	(1,199)	(12.3)
Net income before income taxes	52,359	15,385	157.9	53,628	42,662	437.9

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